June 10, 2010

Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Emerging Vision Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
Filed May 8, 2008, August 6, 2008 and November 14, 2008
File No. 1-14128

Dear Mr. Thompson:

This letter is to clarify the reasons why we believe that the Company’s practice of reporting its optical purchasing group revenues gross as a principal rather than net as an agent both satisfies the requirements of FASB ASC 605-45-45, Overall Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent (pre-codification EITF 99-19) and is the most representationally faithful manner of reporting these revenues.  This issue was raised in Division of Corporation Finance (“DCF”) Comment Letters dated September 15, 2008, May 29, 2009, and January 15, 2010 and was discussed with DCF personnel during a conference call on May 6th 2010.

Background

Emerging Vision, Inc. (“Emerging” or the “Company”) operates one of the largest chains of retail optical stores and one of the largest franchise optical chains in the United States.  Additionally, Emerging operates one of the leading optical purchasing groups in the United States (hereinafter referred to as “Combine” or “COM”) and one of the leading optical purchasing groups in Canada (hereinafter referred to as “The Optical Group” or “TOG”).  COM and TOG are together referred to as the OPGs.  COM is based in Florida and TOG is based in Ontario, Canada.  The OPGs identify suppliers who will agree to sell their products and/or services at a discount from their normal sales prices.  The OPGs negotiate the discount rate the suppliers will apply to purchases and list such negotiated rates to the OPG members.  Product or service purchases from these suppliers made by OPG members are shipped or provided directly to such members.

Month end statements from the approved suppliers are sent directly to the OPGs.  OPG members do not deal directly with the suppliers on billing related issues.  The OPGs resolve any disputes or questions about amounts billed and pay the approved suppliers directly, deducting the negotiated discount at the time of payment.  The OPGs send monthly statements to the members.  Members pay the OPGs the amounts invoiced on the monthly statements which is net of the discount the OPGs negotiate with the members from the approved supplier list price.  OPG earnings result from the difference between the discount rates negotiated with each supplier and the discount rates passed along by the OPG to their members.  Therefore, OPG profits vary because the difference between the discount rate passed along to members and the discount rate that the OPGs apply to those purchases vary by supplier.  Under their membership agreements, the OPGs have a security interest in the products purchased until payment is received from the member.  Under the agreements with the approved suppliers the OPGs are obligated to pay the supplier regardless of whether payment is received from the member.  Members who do not pay the OPGs on time are subject to late payment penalties and possible termination of their membership.

Analysis

We believe it is most important to consider the overall operating business environment and the manner by which the OPGs approach it.  The OPGs business is to provide its members with the opportunity to reduce their business costs.  The Company’s OPGs objective is to earn a profit by providing its members with that opportunity.  In conducting their operations, the OPGs recruit independent vendors/suppliers who generally offer unique products to the members of the buying group.  Most suppliers offer a unique (many times licensed) brand of product that can only be purchased from that vendor.  For example, Luxottica offers Prada eyewear, Safilo offers Gucci eyewear, Marchon offers Coach eyewear, Viva offers Candies eyewear.  These brands can only be purchased through those suppliers.  The OPGs determine if those suppliers are part of the group and works with those suppliers to determine the product pricing and payment terms.

A key factor in an agency relationship concerns whether a business represents another business, such as a producer or supplier, by acting as a sales organization.  The OPGs in no way represent any vendor/supplier.  Approved suppliers are not provided with any promotional or marketing services.  An agent, by definition, is one who acts on behalf of another.  In doing so, an agent is an extension of another and is akin to an employee.  The OPG, however, does not act on behalf of any supplier.  The OPGs “customer” is not the supplier, it is the OPG member.  The primary efforts of an OPG to produce earnings are:

▪	Indentifying and enlisting vendors/suppliers,

▪	Negotiating discount rates from sellers,

▪	Providing sellers with assurance that they will be paid, and

▪	Providing purchasers with:

o	Purchase discounts,

o	Payment services,

o	Negotiating disputes between buyer and seller.

Consider SAB 101 as referred to in ¶ 3 of EITF 99-19.  In question 10 (as referred to) the factors that should be considered when assessing whether revenue should be reported gross with separate display of cost of sales to arrive at gross profit or on a net basis include:

1. Whether the entity acts as principal in the transaction,

2. Whether the entity takes title to the products,

3. Whether the entity has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and

4. Whether the entity acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.

In considering each of those items, the Company has concluded the following:

1.
The OPG acts as a principal1 in the “transaction,” which is the member’s act of making a purchase.  Revenues are realized from the payments the OPG receives from members in exchange for its discount and dispute negotiations and its payments to suppliers;

1Principal, as defined, is:

s	a party who takes a leading part in any activity:

OPGs take a leading part in the business transactions by virtue of the fact that their negotiations with members and their separate negotiations with vendors make the transactions possible,

s	a party who authorizes another, as an agent, to represent another:

OPGs act on their own behalf and are not authorized by or representative of any other party,

s	a party who is directly responsible:

OPGs act on their own behalf and are not authorized by or representative of any other party, and

s	a party who is primarily liable for an obligation, in contrast with an endorser, or the like:

OPGs are primarily liable to suppliers for payment and OPG members are responsible for paying the OPG.

The Company believes that the above facts strongly support that it is a Principal and therefore should report these revenues gross.

2.
The OPG effectively takes title2 to goods until the member who ordered the goods pays the OPG.  Regardless of whether a member has paid the OPG, the OPG has the obligation to pay vendors and therefore has an enforceable legal right to collect payment from its members;

2The OPGs effectively take title to the goods, as in all cases the OPGs have a security interest in the goods until the member pays the OPG in full.  Consequently, the OPGs always have recourse against members until they pay the OPG for the goods received.  As a practical matter, at times the OPGs have visited a member’s place of business and collected on the member’s sales directly from its customers.

For example, the following are certain of the circumstances utilized by the OPGs to work our disputes.

o	The OPG will attempt to convince the supplier to accept the product return as the OPGs have given such supplier a lot of business and the supplier/OPG relationship is important to the supplier.

o	The OPG will also attempt to convince the member to keep and try to sell the product.

o
If the member is not satisfied with this, from time-to-time, the OPGs will accept the product to be returned to them and attempt to resell that product, at a discount, to another member that has previously purchased such product.  Combine recently accepted a return from Member X for a Coach eyewear purchase that the supplier would not take as a return/credit.  Member X returned the product to Combine (Combine received and held the physical inventory at their office).  Upon receipt, Combine reached out to Member Y and offered the Coach eyewear at an additional discount over and above what Member Y normally receives.  Combine took a loss on the transaction, however, it was less of a loss than if they had just given a credit to Member X, paid Coach, and not resold the product.

In addition, the OPGs have the right to terminate a membership for cause.

The Company believes that the above facts strongly support that it is a Principal and therefore should report these revenues gross.

3.	The OPG bears the risks and rewards of ownership, which includes the risk of loss should a member not make payment; and

The Company believes that the above facts strongly support that it is a Principal and therefore should report these revenues gross.

4.
The OPG is not compensated on a commission or fee basis.  OPG’s negotiate separately with sellers and pass along a certain percentage of that discount negotiated to the members.  Compensation is based on whether a purchase is made that is subject to the terms of the membership in the purchasing group.

The Company believes that the above facts strongly support that it is a Principal and therefore should report these revenues gross.

The Company believes that the following examples from ASC 605-45-55 support gross revenue reporting:

Example 2: Reseller of Office Furniture

The background information in ASC 605-45-55-5 describes a reseller of office furniture who receives an order for a large quantity of desks with unique specifications.  Reseller and the customer develop the specifications for the desks and negotiate the selling price for the desks.  Reseller is responsible for selecting the supplier.  Reseller contracts with a supplier to manufacture the desks, communicates the specifications, and arranges to have the supplier deliver the desks directly to the customer.  Title to the desks will pass directly from the supplier to the customer upon delivery.  (Reseller never holds title to the desks.) Reseller is responsible for collecting the sales price from the customer and is obligated to pay the supplier when the desks are delivered, regardless of whether the sales price has been collected.  Reseller extends 30-day payment terms to the customer after performing a credit evaluation.  Reseller's profit is based on the difference between the sales price negotiated with the customer and the price charged by the selected manufacturer.  The order contract between Reseller and the customer requires the customer to seek remedies for defects from the supplier under its warranty.  Reseller is responsible for customer claims resulting from errors in specifications.

ASC 605-45-55-6 provides an analysis.  After applying the indicators, Reseller concludes that revenue from the transaction should be reported based on the gross amount billed to the customer.  The fact pattern does not clearly point to either the supplier or Reseller as the primary obligor to the customer.  Reseller has complete latitude in negotiating the selling price for the desks and selecting a supplier among alternatives, and it earns a variable amount in the transaction equal to the difference between the selling price negotiated with the customer and the amount to be paid to the supplier, pointing to gross reporting.  Finally, Reseller has credit risk from financing amounts billed to customers as accounts receivable, which is a weaker indicator that revenue should be reported gross.

Please note how the Company is similar

The supplier receives an order from a member for a variety of unique products described above.  The OPG negotiates sales discounts that the seller will extend to the OPG.  The OPG recruits suppliers to participate in the purchase discount program.  OPG members order directly from suppliers and arrange to have the supplier deliver the purchases directly to it.  The OPG is responsible for collecting the sales price from the OPG member and is obligated to pay the supplier, regardless of whether the sales price has been collected.  The OPG establishes payment terms for the OPG member after performing a credit evaluation.  The OPGs profit is based on the difference between the sales discounts negotiated with the supplier and the amount of discount the OPG decides to pass on to OPG members.  The member agreement between the OPG and the OPG member requires the OPG to seek resolve disputes between the OPG member and the supplier.  As noted above, Combine has, at certain times, received returned product directly from a member, when the supplier was not willing to give a credit or accept the return of such product.

Additionally, the OPGs have complete latitude on the list price it offers to its members on supplier products/services.  For example, Combine “resells” Luxottica products to its members at a higher price point than TOG “resells” that same product to its members.  The individual OPG has complete authority on what price it chooses to “resell” supplier product to its members.  It has variable pricing dependent upon the product type/brand that the OPGs are “reselling.”  This is part of what differentiates buying groups.  Over the last 2 fiscal years, Combine, in particular, has lost members to competing buying groups, because Combine has higher price points on certain product than those competing buying groups.

Based on this example and our similarities, we concluded that Gross reporting was appropriate.

Example 11: Discount Airline Ticket Sellers

ASC 605-45-55-39 provides two cases to illustrate the guidance in paragraphs 605-45-45-4 through 45-18:

a. Gross reporting for discount airline ticket sellers (Case A), and

b. Net reporting for discount airline ticket sellers (Case B).

ASC 605-45-55-40 provides shared assumptions for Case A (Consolidator) and Case B (Travel Discounter):

a. The entity negotiates with major airlines to obtain access to airline tickets at reduced rates compared with the cost of tickets sold directly by the airlines to the public,

b. The entity determines the prices at which the airline tickets will be sold to its customers and markets the tickets through advertisements in newspapers and magazines as well as the Internet,

c. The reduced rate paid to an airline by the entity for each ticket sale is negotiated and agreed to in advance,

d. Customers pay for airline tickets using credit cards, and the entity is the merchant of record. Although credit card charges are pre-authorized, the entity incurs occasional losses as a result of disputed charges,

e. The entity is responsible for the delivery of an airline ticket to the customer and bears the risk of physical loss of that ticket while in transit (although the airline has procedures for refunding lost tickets),

f. The entity also assists the customers in resolving complaints with the service provided by airlines, and

g. However, once a customer receives a ticket, the airline is responsible for fulfilling all obligations associated with the ticket, including remedies to a customer for service dissatisfaction.

ASC 605-45-55-41 and 42 provide an analysis for Case A: Gross Reporting:

55-41 In this Case, Consolidator agrees to buy a specific number of tickets, and must pay for those tickets regardless of whether it is able to resell them, and

55-42  After applying the indicators, Consolidator concludes, based on the qualitative weight of the gross and net indicators, that revenue from the sale of tickets should be reported for the gross amount billed to customers.  General inventory risk exists for the tickets purchased by Consolidator, a strong indicator of gross reporting.  Ticket pricing also points to gross reporting as Consolidator has complete latitude to set sales prices for tickets and, as a result, the amount Consolidator earns will vary.  Weaker indicators of gross reporting are also present for physical loss inventory risk (loss of tickets during delivery) and credit risk for collecting customer credit card charges.  The fact pattern seems to indicate that the airlines are the primary obligors, as only the airlines can fulfill the air travel transportation of a customer, an indicator of net reporting.  However, Consolidator assists customers in resolving service complaints, a function associated with the primary obligor role.

ASC 605-45-55-43 through 45 provide an analysis for Case B: Net Reporting:

55-43  In this Case, when Travel Discounter markets and sells tickets to customers, the carrier for a trip is identified.  Travel Discounter pays airlines only for tickets it actually sells to customers,

55-44  Based on an evaluation of the circumstances, Travel Discounter concludes that revenues should be reported net.  The strongest indicator that is also the sole indicator of net reporting is that the airline is the primary obligor from the perspective of the customer.  The following three weaker indicators of gross reporting were identified:

a. Pricing latitude,

b. Physical loss of the ticket during shipping, and

c. Credit risk (for collecting amounts charged to credit cards).

55-45  Travel Discounter considered whether it has discretion in selecting the airline and concluded that it does not because Travel Discounter may only suggest a named airline to a customer and the customer has the discretion to accept or reject that suggestion prior to ticket purchase.  The strong indicator of gross reporting, general inventory risk, is not present.

Please note the following comparisons to the Company:

A comparison of the shared assumptions in ASC 605-45-55-40 is as follows:

a. The entity negotiates with major airlines to obtain access to airline tickets at reduced rates compared with the cost of tickets sold directly by the airlines to the public,

The OPGs negotiate with suppliers to obtain discounts from the suppliers’ normal prices.

b. The entity determines the prices at which the airline tickets will be sold to its customers and markets the tickets through advertisements in newspapers and magazines as well as the Internet,

The OPGs negotiate with members to determine the discount rates they will receive on purchases from the approved suppliers.

c. The reduced rate paid to an airline by the entity for each ticket sale is negotiated and agreed to in advance,

The discount rates that are applied to payments the OPGs make to suppliers are negotiated and agreed to in advance.

d. Customers pay for airline tickets using credit cards, and the entity is the merchant of record. Although credit card charges are pre-authorized, the entity incurs occasional losses as a result of disputed charges,

Members pay the OPGs and the OPGs pay suppliers.  The OPGs have incurred losses as a result of disputed charges or non-payment by members since the OPG is responsible to pay the suppliers regardless and independent of any payment from the OPG members.

e. The entity is responsible for the delivery of an airline ticket to the customer and bears the risk of physical loss of that ticket while in transit (although the airline has procedures for refunding lost tickets),

The suppliers are responsible for the delivery of the products to members and bear the risk of physical loss while products are in transit.

f. The entity also assists the customers in resolving complaints with the service provided by airlines, and

The OPGs assist members in resolving complaints with suppliers with the goods or services provided by suppliers.

g. However, once a customer receives a ticket, the airline is responsible for fulfilling all obligations associated with the ticket, including remedies to a customer for service dissatisfaction.

After a member receives the products ordered, the supplier is responsible for fulfilling all obligations associated with the products purchased; however, the OPGs assist members in resolving any dissatisfaction.

The following is a comparison of the Consolidator to the Company:

After applying the indicators, the OPGs have concluded, based on the qualitative weight of the gross and net indicators, that revenue from the sale of products should be reported for the gross amount billed to customers.

Strong indicators of gross reporting are present for general inventory risk (the OPGs obligation to pay for customer orders upon shipping or delivery regardless of whether the goods satisfy the customer/OPG member) and due to OPGs having complete price latitude.

We believe that the Company has general inventory risk, since the  OPGs are responsible for paying the suppliers upon delivery regardless of whether the goods satisfy the customer/OPG member and the company is obligated to compensate the supplier regardless of whether the member accepts the product.  This general inventory risk for the products purchased from suppliers is a strong indicator of gross reporting.

Like the Consolidator, the OPGs have complete price latitude since they (the OPGs) negotiate all purchase discount rates.  This complete price latitude points to gross reporting and, consequently, the amount the OPGs earn will vary.

The following is a comparison of the Travel Discounter to the Company:

After considering the indicators, the OPGs have concluded, based on the qualitative weight of the gross and net indicators, that its revenues should be reported gross.

The Travel Discounter considered whether it has discretion in selecting the airline and concluded that it does not because it may only suggest a named airline to a customer and the customer has the discretion to accept or reject that suggestion prior to ticket purchase.

The Company has general inventory risk.  OPGs are responsible for paying for customer orders upon delivery regardless of whether the goods satisfy the customer/OPG member and the company is obligated to compensate the supplier regardless of whether the member accepts the product.  This general inventory risk for the products purchased from suppliers is a strong indicator of gross reporting.

In addition, the indicators of net reporting are not present since the OPGs’ earnings are not fixed and the OPGs (and not the suppliers) have credit risk as noted above.

Based on this example and our similarities, and particularly our similarities to the Furniture Reseller,  we believe that the Company’s gross reporting of such OPGs revenues was appropriate.

Please contact me at (646) 737-1505 should you have any questions or require further information.  Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian Alessi
Brian Alessi
Chief Financial Officer
cc:           Michael Bernstein
Mitchell Rubin
Richard Koppel
Robert Sonnelitter
Steven J. Kuperschmid, Esq.